DOTA Holdings Limited
c/o Draper Oakwood Investments, LLC
55 East 3rd Ave.
San Mateo, CA 94401

November 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom, Assistant Director

Re:	DOTA Holdings Limited

Registration Statement on Form F-4

Filed September 17, 2018

File No. 333-227379

Dear Ms. Ransom,

DOTA Holdings Limited (the “Company”, “Holdco”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 17, 2018 regarding our Registration Statement on Form F-4 submitted September 17, 2018 (the “Registration Statement”).

Registration Statement on Form F-4 filed September 17, 2018

Cover Page

1.	We note that you are registering Ordinary Shares and Warrants issuable on exercise of the Unit Purchase Options, but you are not registering the Unit Purchase Options, and you state your intention to exchange Unit Purchase Options of DOTA for Unit Purchase Options of Holdco on your prospectus cover page. Please register the Unit Purchase Options or provide us with a legal analysis of why you are not required to do so.

In response to the Staff’s comment, we have revised the Registration Statement to register the Unit Purchase Options to be issued in connection with the Business Combination (as such term defined in the Registration Statement). We note that the only security holders of Draper Oakwood Technology Acquisition, Inc. (“DOTA”) who will be voting on the matters presented at the Special Meeting (that is, making an investment decision by reason of their vote) will be the holders of DOTA common stock, and that the holders of other securities could therefore be considered to be receiving the Holdco securities they will receive on a “no sale” basis. However, to avoid any ambiguity regarding the registration status of the securities to be issued in connection with the redomestication merger, the Company has determined to register the issuance of all Company securities to be issued to current DOTA security holders.

Securities and Exchange Commission

November 7, 2018

2.	We note your disclosure that the approval of the business combination proposal and the incentive plan proposal are conditions to the consummation of your business combination. Please clearly disclose your next steps under the scenarios in which one of the aforementioned proposals is approved, and the other is not.

In response to the Staff’s comment, we have revised the Registration Statement to disclose that the Business Combination will not be consummated if the Business Combination Proposal or any of the incentive plan proposals is not approved.

3.	We note that the “Exchange Consideration” to be received by shareholders of Reebonz is based on an enterprise value of US$252 million, as reduced for the consolidated indebtedness, net cash of and cash equivalents of Reebonz as of the date of the last auditor reviewed fiscal quarter prior to the closing of the business combination. In this regard, revise your disclosure on the cover page of your filing to explain how you will determine the number of shares to be issued to each holder of Reebonz shares in exchange for Holdco shares as of a current date. Please also revise to identify the exemption you are relying upon, and the basis upon which you are relying, for the exchange of Reebonz shares.

In response to the Staff’s comment, we have revised the Registration Statement to disclose how the number of shares to be issued to each equity holder of Reebonz will be determined. The revised disclosure can be found on pages 70 and 71 of the Registration Statement. Such determination will be based upon a number of factors including, but not limited to, the consolidated indebtedness and cash and cash equivalents of Reebonz Limited (“Reebonz”) and its subsidiaries as of June 30, 2018 and the balance of funds held in the trust account. We have also revised the Registration Statement to disclose that issuance of Holdco securities in connection with the share exchange with Reebonz security holders are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon Section 4(a)(2) thereof because, among other things, the issuances are contractual obligations pursuant to a privately negotiated transaction; and each of the holders of Reebonz shares executed the Business Combination Agreement and therefore is already contractually bound. In addition, certain holders of Reebonz’s securities are not U.S. persons and that the issuance of the securities of Holdco to such persons would be extraterritorial and within the scope of Regulation S, and that those shareholders who are likely considered as U.S. persons under Regulation S are all accredited investors or qualified institutional buyers.

Interests of DOTA’s Directors and Officers in the Business Combination, page 21

4.	We note your disclosure that, since its inception, the Sponsor has made loans from time to time to DOTA to fund certain capital requirements, and that the loans are evidenced by non-interest bearing notes that are convertible at the Sponsor’s election upon the consummation of an initial business combination into units of DOTA. Please file these notes as exhibits to your registration statement. Please also file the agreement memorializing the Sponsor’s additional loan of $575,000 to fund the extension of DOTA’s deadline to consummate its initial business combination. For guidance, refer to Item 601(b)(10) of Regulation S-K, and Item 21(a) of Part II of Form F-4.

In response to the Staff’s comment, we have included as exhibits 10.23, 10.24 and 10.25 to the Registration Statement the notes issued by DOTA in connection with loans from its sponsor.

Securities and Exchange Commission

November 7, 2018

Selected Unaudited Pro Forma Condensed Financial Statements page 27

5.	Please revise for accuracy/clarity the values for diluted net profit (loss) per ordinary share for DOTA and for both pro forma scenarios. The current disclosures suggest diluted net profit (loss) per ordinary share is either zero or not applicable.

In response to the Staff’s comment, we have revised the values for diluted net profit (loss) per ordinary share for DOTA and for pro forma scenarios. The revised disclosure can be found on page 101 of the Registration Statement.

Risk Factors, page 29

6.	We note your disclosure that DOTA has a limited ability to assess the management of Reebonz’s business and, as a result, cannot assure shareholders that Reebonz’s management has all the skills, qualifications, or abilities to manage a public company. In this regard, please enhance your disclosure on page 84, discussing the “variety of uncertainties and risks and other potentially negative factors concerning the business combination,” to highlight the risks associated with DOTA management’s limited ability to assess Reebonz’s business.

In response to the Staff’s comment, we have revised the disclosure on page 85 to highlight the risks associated with DOTA management’s limited ability to assess Reebonz’s business.

7.	We note your disclosure on page 30 that DOTA must complete an initial business combination by September 19, 2018, or certain consequences will occur, including DOTA ceasing all operations, redeeming public shares, and liquidating. Considering this date has passed, please update your disclosure accordingly.

In response to the Staff’s comment, we have revised the Registration Statement to disclose that, as a result of the extension in September 2018, DOTA currently has until December 19, 2018 to consummate the Business Combination and that such date may be further extended if its sponsor deposits additional funds into the trust account.

8.	You state on page 31 that the “role of DOTA’s key personnel in Holdco...cannot presently be ascertained.” Please revise to explain why and what events or actions need to take place before this information is known.

In response to the Staff’s comment, we have revised the Registration Statement to disclose that, although two of DOTA’s current directors will serve on Holdco’s board of directors subsequent to the business combination, their impact on selecting Holdco’s officers will be limited because DOTA’s directors will not constitute a majority of Holdco’s board and the terms of their directorships are subject to various factors which will affect the length of their terms as directors (including whether they will be nominated for re-election). The revised disclosure can be found on page 31 of the Registration Statement.

9.	In the second risk factor on page 32, you disclose that if the adjournment proposal is not approved and an insufficient number of votes have been obtained to authorize consummation of the business combination, “DOTA’s board of directors will not have the Reebonz to adjourn the special meeting” (emphasis added). Please clarify. Please also clarify your reference in the second risk factor on page 34 to Holdco having “a decreased Reebonz to issue additional securities,” and make conforming changes throughout your filing.

We have revised the Registration Statement throughout to address the Staff’s comment referenced above.

Securities and Exchange Commission

November 7, 2018

10.	We note your disclosure on page 38 that the price of Holdco’s securities may be volatile based on several factors, including, among others, mergers, market prices, and conditions in the “intelligence gathering and cyber securities industries.” Please tell us how this applies to the combined company, a company that operates in the luxury retail industry, or remove references to the “intelligence gathering and cyber securities industries.”

In response to the Staff’s comment, we have revised the Registration Statement to clarify that Holdco’s securities may be volatile based on factors relating to the e-commerce and luxury retail industries. The revised disclosure can be found on page 38 of the Registration Statement.

11.	We note your disclosure on page 61 that Reebonz owns 58.4% of Reebonz Korea Co., Ltd., and that, pursuant to a shareholders agreement, Reebonz is entitled to appoint the majority of the directors of Reebonz Korea Co., Ltd. Please file this shareholders agreement as an exhibit to your registration statement, or tell us why you do not believe that you are required to do so. In this regard, we note that revenues from Reebonz Korea accounted for 19.6% of Reebonz’s revenue for 2017. Refer to Item 601(b)(10) of Regulation S-K, and Item 21(a) of Part II of Form F-4.

In response to the Staff’s comment, we have filed the Shareholder Agreement of Reebonz Korea Co., Ltd. and Addendum thereof as Exhibit 10.26 and 10.27, respectively, to the Registration Statement.

The Business Combination Proposal, page 70

12.	In an appropriate place in this section, please revise to include a summary of the merger consideration to be paid in each step of the Business Combination. In doing so, please include a tabular summary that is illustrative of the amounts to be paid from the trust account, assuming a closing as of a recent date and taking into account scenarios such as no redemptions and a maximum amount of redemptions.

In response to the Staff’s comment, we have revised the Registration Statement to include a tabular summary that is illustrative of the calculation of the consideration to be paid in connection with the business combination and the number of exchange shares to be issued assuming no redemption and maximum redemption based on trust account balance as of the anticipated closing date and indebtedness of Reebonz as of June 30, 2018 (as contemplated by the business combination agreement). The revised disclosure can be found on page 71 of the Registration Statement.

Governing Law and Dispute Resolution, page 75

13.	We note your disclosure that “[t]he Business Combination Agreement is governed by New York law[; a]ny disputes under the Business Combination Agreement, other than claims for injunctive or equitable relief. . . will be subject to arbitration by the American Arbitration Association to be held in New York County, New York[;] . . . claims that are brought before a court will be subject to the exclusive jurisdiction of the. . . courts in New York, New York. . . [;] and each party has waived its rights to a jury trial in connection therewith.” Please confirm, if true, that these arbitration and waiver provisions are not intended to apply to claims or actions brought pursuant to the federal securities laws.

We acknowledge the Staff’s comment and respectfully advise the Staff that the governing law and dispute resolution provisions in the Business Combination Agreement apply solely to claims or actions brought by one or more parties to the Business Combination Agreement. DOTA and Reebonz were each represented by experienced counsel in the negotiation of the Business Combination Agreement, and did not believe it necessary or appropriate, in the context of such agreement, to provide for an exception to the arbitration and waiver provisions with respect to claims or actions brought pursuant to the federal securities laws

Securities and Exchange Commission

November 7, 2018

Background of the Business Combination, page 78

14.	Please expand the disclosure here to include a more detailed description of the negotiations surrounding the material terms of the business combination agreement, including the amount and form of consideration. For example, please explain how you determined to recommend that the initial consideration be based upon an enterprise value of $252 million, and explain how that amount was determined.

In response to the Staff’s comment, we have added disclosure to the Registration Statement to disclose negotiations surrounding the material terms of the business combination agreement, including valuation, minimum cash condition, earnout provisions and post-closing board composition. The revised disclosure can be found on pages 82 and 83 of the Registration Statement.

15.	Please briefly describe the discussions with the eleven companies with which DOTA executed non-disclosure agreements, including the reasons underlying DOTA’s decision to move forward with only two of these eleven companies.

In response to the Staff’s comment, we have revised the Registration Statement to discuss that non-disclosure agreements were executed with certain potential targets in order for DOTA to receive and evaluate the financial information, access data rooms, and/or review other confidential information, both written and verbal. Among the reasons that DOTA did not move forward with these targets were one or more of the following:

●	The inability of a target to prepare accounts audited to PCAOB standards in a timely manner;
●	A valuation expectation by a target that DOTA management believed to be excessive;
●	The lack of experience of a target’s management team in operating a publicly-listed company;
●	Growth projections by a target that DOTA management considered to be unrealistic;
●	Proposed deal terms that DOTA management considered to be unacceptable or that would not in the best interests of DOTA shareholders;
●	Concerns that a target was at too early a stage financially or operationally to justify a public listing;
●	Concerns regarding unproven or undeveloped technology of a target;
●	Risk of regulatory changes that could directly or indirectly affect a target’s business operations and financial condition;
●	Dependence of a target on third party suppliers or service providers, or on a limited number of customers; and
●	A competing financial offer for a target on terms that DOTA management determined would not be possible or reasonable to match.

The revised disclosure can be found on page 79 of the Registration Statement.

Securities and Exchange Commission

November 7, 2018

16.	We note your disclosure that, “after having in-depth discussions with both Reebonz and [another] target company, DOTA management determined that Reebonz was a more suitable target based on DOTA’s criteria for selecting initial business combination target[s].” Please briefly described DOTA’s criteria for selecting a business combination target, and the factors considered in selecting Reebonz instead of the other target company.

In response to the Staff’s comment, we have revised the Registration Statement to disclose that, while negotiating a potential business combination with DOTA, the other target company had not finalized a potential customer relationship that would have had a material impact on that company’s growth projections. Given such uncertainty and the limited timeframe for DOTA to consummate its initial business combination, DOTA determined not to proceed with the other target.

We have also added the table below to illustrate DOTA’s criteria for selecting a business combination target and Reebonz’s compatibility with such criteria, which can be found on page 80 of the Registration Statement.

17.	Elaborate upon the roles of Exit Strategy Partners, JMP Securities and EBC and how they advised you during your negotiations with Reebonz.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the roles of Exit Strategy Partners and EBC. The revised disclosure can be found on pages 80 and 81 of the Registration Statement. We have deleted references to JMP Securities, which was not retained as an advisor in the transaction.

18.	You disclose that, on April 9, 2018, DOTA and Reebonz management teams had a conference call with Cowen to discuss Reebonz’s financials. Please briefly describe your and Reebonz’s relationship to Cowen, and the role Cowen played in the discussions of Reebonz’s financials.

We acknowledge the Staff’s comment. As disclosed in the Registration Statement, Cowen was engaged as our financial advisor for the Business Combination and related financing.

We have also revised the Registration Statement to disclose that, during the conference call on April 9, 2018, we discussed with Cowen Reebonz’s financial metrics and GMV growth in comparison to its peers and also reviewed an industry-specific cohort analysis with Cowen. The revised disclosure can be found on page 81 of the Registration Statement.

19.	Please briefly describe the “comparable and financial assumptions relating to [the] valuation of Reebonz” discussed in the call on July 11, 2018. Please also describe the “outstanding points” and the “negotiation[s]” between DOTA and Reebonz related to the Business Combination Agreement, including the specific terms that the parties negotiated before the final Business Combination Agreement was approved by the boards of both parties.

In response to the Staff’s comment, we have added disclosure to specify the comparable and financial assumptions relating to the valuation of Reebonz and the terms negotiated prior to the approval of the Business Combination Agreement by the boards of DOTA and Reebonz. The revised disclosure can be found on page 82 of the Registration Statement.

Securities and Exchange Commission

November 7, 2018

DOTA’s Board of Directors’ Reasons for Approval of the Business Combination, page 82

20.	In your disclosure of the Satisfaction of 80% Test, you state that the Board determined that the consideration being paid was in the best interests of DOTA and its stockholders based upon the analysis of (i) a comparison of certain ratios, (ii) a review of projections provided by Reebonz and (ii) a range of qualitative and quantitative factors, yet your disclosure in this section appears to discuss only item (iii). Please revise to include a discussion of the analysis associated with items (i) and (ii).

In response to the Staff’s comment, we have added disclosure to specify the analysis we performed associated with items (i) and (ii). The revised disclosure can be found on page 85 of the Registration Statement.

21.	Elaborate upon how your officers and financial advisors assisted your Board of Directors in recommending the transaction to shareholders, as you indicate in your Questions and Answers disclosure on page 9, where you state that the officers of DOTA together with your financial advisors enabled the Board to make the necessary analysis and determinations regarding the business combination. If any of your financial advisors provided a report to the Board of Directors, please revise to provide the information that Items 4(b) of Form S-4 and 1015(b)(6) of Regulation M-A require.

In response to the Staff’s comment, we have added disclosure to specify how DOTA’s officers assisted its board’s evaluation of the Business Combination. The revised disclosure can be found on page 83 of the Registration Statement. We respectfully advise the staff that DOTA’s financial advisors did not provide a report to its board of directors but instead gave their comments on target valuation and deal structure via in-person meetings, conference calls and interactions via email.

22.	You disclose that DOTA conducted a due diligence review of Reebonz that included historical and projected financial results, and a valuation analysis. Please provide these analyses in your registration statement, so that shareholders can appreciate how the Board of Directors determined to recommend the transaction to shareholders. Please also clarify whether DOTA’s management conducted the due diligence and valuation, or relied on advice and/or valuations and projections from Cowen or EBC. In this regard, please provide, if applicable, any valuations or projections provided to DOTA management by Cowen and/or EBC.

In response to the Staff’s comment, we have added disclosure to describe the valuation analysis done by DOTA’s board. We have also disclosed the diligence done by DOTA’s management and roles of Cowen and EBC in valuation. The revised disclosure can be found on page 83 of the Registration Statement.

Holdco’s Amended and Restated Memorandum and Articles of Association, page 86

23.	We note your disclosure that the Amended and Restated Memorandum and Articles of Association of Holdco will provide that the board of directors will be divided into three groups. Here and in your Risk Factor disclosure, please include a discussion of the antitakeover effects of a classified board.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the anti-takeover effect of a classified board and certain other provisions in Holdco’s amended and restated memorandum and articles of association and risks associated therewith. The revised disclosure can be found on pages 40 and 88 of the Registration Statement.

Securities and Exchange Commission

November 7, 2018

Material United States Federal Income Tax Considerations page 90

24.	Please confirm that you will file the required opinion regarding tax matters. Alternatively, please tell us why you think a tax opinion is not required for this transaction. For guidance, refer to Item 601 of Regulation S-K, and Section III.A.2. of Staff Legal Bulletin 19.

In response to the Staff’s comment, we will file the tax opinion of Ellenoff Grossman & Schole LLP as exhibit 8.1 to the Registration Statement.

Unaudited Pro Forma Combined Financial Information

Pro Forma Combined Statement of Profit or Loss Year Ended December 31, 2017, page 100

25.	Please disclose your basis for recording a $2.7 income tax benefit on a pro forma basis, considering the historical and pro forma losses that are reported and your disclosures regarding the need for full valuation allowances in the historical financial statements for the combining companies.

In response to the Staff’s comment, we have revised the calculation and disclosure of the Company’s income tax benefit, noting that the calculated income tax benefit has been offset by a full valuation allowance, as the combined company expects to incur continuing losses.

Employees, page 113

26.	You disclose that your two executive officers are not obligated to devote any specific number of hours to DOTA’s matters and intend to devote only a much time as they deem necessary to its affairs. Please briefly describe the manner by which your executive officers with determine how much time to “deem necessary,” including any competing responsibilities or obligations each may have to other entities. In this regard, we note that DOTA will continue to exist after the business combination, however, it is not clear for what purpose.

In response to the Staff’s comment, we have revised the Registration Statement to clarify that DOTA’s current officers devote their time to the extent that such efforts are necessary to assist DOTA to identify, negotiate and complete a business combination and to perform their fiduciary duties to DOTA’s stockholders and other obligations pursuant to applicable legal requirements and DOTA’s certificate of incorporation and bylaws. The revised disclosure can be found on page 114 of the Registration Statement.

We respectfully advise the Staff that, subsequent to the Business Combination, DOTA will continue to exist as a wholly owned subsidiary of Holdco for potential business purposes, including, but not limited to, potential expansions of Holdco’s operations into the United States as may be determined by Holdco’s board of directors. Holdco’s board may, however, in its judgment, determine to dissolve DOTA at any time.

Securities and Exchange Commission

November 7, 2018

Market Opportunity, page 123

27.	It appears that the survey by Frost & Sullivan that you have cited throughout your filing may be out-of date. For example, the charts on pages 123, 126, and 129 appear include estimates for the years beginning 2015. Please tell us the consideration you have given to providing updated market information for at least the years 2015, 2016, and 2017 or disclose why you have opted to refer to a study with outdated projections.

We have removed data from the Frost & Sullivan survey. Furthermore, we have revised our disclosure to include updated data and market information based on information provided by Reebonz.

Business of Reebonz

Overview, page 129

28.	Please disclose the measure by which Reebonz determined that it is a “leading” player in the online luxury market.

The Company respectfully acknowledges the Staff’s comment and the Company is supplementally providing to the Staff certain data that it received from Reebonz to support the statements that it is a “leading” player in the online luxury markets in Southeast Asia and Core Asia Pacific Market, contained in its prospectus.

Buyers, page 141

29.	We note your disclosure that, “due to the nature of [y]our products, most of [y]our buyers are women.” Please provide the percentage of your buyers that are women, compared to the percentage of buyers that are men.

In response to the Staff’s comment, we have disclosed in the Registration Statement that approximately 75% of Reebonz’s buyers are women.

Index to Financial Statements, page F-1

30.	Please update the financial statements for Draper Oakwood Technology Acquisition, Inc. and Reebonz Limited pursuant to the age requirements in Item 8 of Form 20-F.

In response to the Staff’s comment, we have included the interim financial statements of DOTA and Reebonz for the applicable periods ended June 30, 2018.

Reebonz Limited Annual Consolidated Financial Statements

Note 31 Fair Value Measurement, page F-79

31.	Please relate the equity values used in the 12/31/17 and 6/30/18 fair value estimates for the convertible preference shares to the equity value of Reebonz as determined in connection with the pending business combination transaction.

We acknowledge the Staff’s comment and respectfully advise the Staff that the expected equity values used in the December 31, 2017 and June 30, 2018 fair value estimates for the convertible preference shares remained constant and are based on an indicative IPO pricing derived from the expected equity value of Reebonz as determined in connection with the pending business combination.

Securities and Exchange Commission

November 7, 2018

General

32.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.

We have not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. To the extent that there are any such written communications that we, or anyone authorized by us, present to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide such materials to the Staff, whether or not such written communications will be retained by potential investors.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jeffrey W. Rubin, Esq. at jrubin@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Aamer Sarfraz
Aamer Sarfraz Chief Executive Officer

cc:	Jeffrey Rubin, Esq.
Ellenoff Grossman & Schole LLP